SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Cresud S.A.C.I.F. and A

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipolito Yrigoyen 440, 3rd Floor, (1001)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of summary of the payment notice of the first installment of interests related to the Company’s Convertible Notes in a principal amount of U$S 50,000,000, Due 2007

CRESUD S.A.C.I.F. y A. Convertible Notes in a principal amount of U$S 50,000.000, Due 2007

The Company informs that on May 14, 2003, started the payment to the holders of the first installment of interests related to the Convertible Notes issued on November 14, 2002.

Payment Agent:    The Bank of New York.

Payment date:    May 14, 2003

Payment hours:    From 10 am to 3 pm

Installment number:    First installment of interests

Period comprised by the payment:    November 14, 2002/ May 14, 2003

Concept of payment:    Interests

Payment currency:    United States Dollars

Percentage of Interest being paid:    4%

Annual Nominal Interest:    8.00%

Amount of interests being paid:    U$S 1,992,636.64

The interests will be paid to the people who were registered, with the Register Agent, as holder of the Convertible Notes, on April 29, 2003.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD S.A.C.I.F. and A

By:	/S/ SAÚL ZANG

Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors

Dated: May 15, 2003